Exhibit 99.3

IN THE GRAND COURT OF THE CAYMAN ISLANDS

FINANCIAL SERVICES DIVISION

CAUSE NO. FSD 276 OF 2021 (ASCJ)

IN THE MATTER OF THE COMPANIES ACT (2021 REVISION)

AND IN THE MATTER OF LUCKIN COFFEE INC. (IN PROVISIONAL LIQUIDATION)

NOTICE OF EXTENSION: SCHEME DISTRIBUTION LONGSTOP TIME

FOR THE ATTENTION OF ALL SCHEME CREDITORS

In relation to the scheme of arrangement under section 86 of the Companies Act (2021 Revision) between Luckin Coffee Inc. (In Provisional Liquidation) and certain of its creditors (the Scheme), as sanctioned by order of the Grand Court of the Cayman Islands dated 13 December 2021. Capitalised terms used in this Notice shall have the same meanings as ascribed to them in the Scheme.

The Company hereby gives notice that, pursuant to Clause 7.8 of the Scheme, the Company and the Joint Provisional Liquidators, by agreement with the Ad Hoc Group of Consenting Noteholders, have extended the Scheme Distribution Longstop Time for twenty-eight (28) days, from 31 December 2021 to 28 January 2022.

Please see the Scheme Website (https://dm.epiq11.com/luckinscheme) for further information or alternatively, direct any queries by email to the Information Agent at LuckinAHL@epiqglobal.com (Attn: “Luckin”).

Date: 21 December 2021

LUCKIN COFFEE INC. (IN PROVISIONAL LIQUIDATION)

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